UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 6)
                   Under the Securities Exchange Act of 1934

                            PEGASUS SOLUTIONS, INC.
                            -----------------------
                                (Name of Issuer)

                          COMMON STOCK, Par Value $0.01
                      -------------------------------------
                         (Title of Class of Securities)

                                  705906105
                                  ---------
                               (CUSIP Number)

                               Marc T. Scholvinck
                           Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                               (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 6, 2004
                              -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 10


CUSIP NO. 705906105              SCHEDULE 13D                     Page 2 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,210,195**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,210,195**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,210,195**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 8.8%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 705906105              SCHEDULE 13D                     Page 3 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,210,195**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,210,195**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,210,195**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 8.8%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 705906105              SCHEDULE 13D                     Page 4 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                       BLUM STRATEGIC GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,210,195**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,210,195**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,210,195**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 8.8%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 705906105              SCHEDULE 13D                     Page 5 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3395150
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,210,195**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,210,195**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,210,195**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 8.8%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 705906105              SCHEDULE 13D                     Page 6 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        2,210,195**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   2,210,195**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,210,195**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 8.8%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 705906105              SCHEDULE 13D                     Page 7 of 10

Item 1.  Security and Issuer
----------------------------

This Amendment No. 6 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on February 3, 2004 by Blum Capital Partners, L.P., a California limited partnership, ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of Blum GP and Blum GP II (collectively, the "Reporting Persons"). This amendment relates to shares of Common Stock, $0.01 par value (the "Common Stock") of Pegasus Solutions, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is Campbell Center I, 8350 North Central Expressway, Suite 1900, Dallas, Texas, 75206. The following amendments to Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended as follows:

Since the filing of Amendment No. 5 to Schedule 13D, there have been changes to the members of Blum GP.

The principal business of Blum GP is acting as general partner for Blum Strategic Partners, L.P., a Delaware limited partnership.

The principal business office address of Blum GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP, their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum        909 Montgomery St.       USA      President & Chairman,
Managing Member        Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.       Norway   Managing Partner,
Managing Member        Suite 400                         Blum L.P.
                       San Francisco, CA 94133

John C. Walker        909 Montgomery St.        USA      Partner,
Member                Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.        Brazil   Partner,
Member                Suite 400                          Blum L.P.
                      San Francisco, CA 94133


CUSIP NO. 705906105              SCHEDULE 13D                    Page 8 of 10


Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Kerry L. Nelson       909 Montgomery St.        USA      Partner,
Member                Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Jeffrey A. Cozad      909 Montgomery St.        USA      Partner,
Member                Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.        USA      Partner & Chief
Member                Suite 400                          Financial Officer,
                      San Francisco, CA 94133            Blum L.P.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 is hereby amended as follows:

(a), (b) According to the Issuer's most recent Form 10-Q, there were 25,014,744 shares of Common Stock issued and outstanding as of November 11, 2003. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 1,043,195 shares of Common Stock held by Blum L.P. and RCBA, Inc. on behalf of the limited partnerships for which Blum L.P. serves as the general partner, or on behalf of an entity for which Blum L.P. serves as investment advisor, which represents 4.2% of the outstanding shares of Common Stock; (ii) 431,700 shares of Common Stock held by Blum GP on behalf of the limited partnership for which it serves as the general partner, which represents 1.7% of the outstanding shares of Common Stock; (iii) 721,900 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 2.9% of the outstanding shares of Common Stock; and (iv) 6,700 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trusts of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut") and 6,700 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric")(collectively, the "Investment Advisory Clients"), with respect to which Blum L.P. has voting and investment power. Each Investment Advisory Client has entered into an advisory agreement with Blum L.P., but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other


CUSIP NO. 705906105              SCHEDULE 13D                    Page 9 of 10

Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum L.P., Blum GP and Blum GP II. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 2,210,195 shares of the Common Stock, which is 8.8% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which Blum GP and Blum GP II have voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or any of the managing members and members of Blum GP and Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP or Blum GP II.

(c) Since the most recent filing of Schedule 13D, the Reporting Persons purchased the following shares of Common Stock in the open market:


Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
Investment partnerships for       02-04-04      69,400     11.1923
which Blum L.P. serves as the     02-05-04      18,500     10.9994
general partner and on behalf     02-06-04      50,700     10.9975
of an entity for which Blum L.P.
serves as investment advisor.

Entity                            Trade Date    Shares   Price/Share
------                            ----------    -------   ----------
The limited partnerships for      02-04-04      75,000     11.1923
which Blum GP II serves as the    02-05-04      20,100     10.9994
general partner and the managing  02-06-04      54,900     10.9975
limited partner.


Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
The Investment Advisory           02-04-04       5,600     11.1923
Clients for which Blum L.P.       02-05-04       1,600     10.9994
serves as investment advisor.     02-06-04       4,200     10.9975

(d) and (e)  Not applicable.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A Joint Filing Undertaking.


CUSIP NO. 705906105             SCHEDULE 13D                     Page 10 of 10

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2004

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner



By: /s/ Marc T. Scholvinck              By: /s/ Marc T. Scholvinck
    -------------------------------       -----------------------------------
    Marc T. Scholvinck                    Marc T. Scholvinck
    Partner, Chief Financial              Partner, Chief Financial
    Officer and Assistant Secretary       Officer and Assistant Secretary


BLUM STRATEGIC GP, L.L.C.             RICHARD C. BLUM




 By: /s/ Marc T. Scholvinck        By:/s/ Marc T. Scholvinck
     --------------------------      ----------------------------------------
     Marc T. Scholvinck, Member      By: Marc T. Scholvinck, Attorney-in-Fact


 BLUM STRATEGIC GP II, L.L.C.



 By: /s/ Marc T. Scholvinck
     ----------------------------
     Marc T. Scholvinck, Managing Member








CUSIP NO. 705906105              SCHEDULE 13D                    Page 1 of 1

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  February 17, 2004

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner



By: /s/ Marc T. Scholvinck              By: /s/ Marc T. Scholvinck
    -------------------------------       -----------------------------------
    Marc T. Scholvinck                    Marc T. Scholvinck
    Partner, Chief Financial              Partner, Chief Financial
    Officer and Assistant Secretary       Officer and Assistant Secretary


BLUM STRATEGIC GP, L.L.C.          RICHARD C. BLUM



 By: /s/ Marc T. Scholvinck     By: /s/ Marc T. Scholvinck
     ------------------------      -----------------------------------------
     Marc T. Scholvinck, Member     By: Marc T. Scholvinck, Attorney-in-Fact


BLUM STRATEGIC GP II, L.L.C.



 By: /s/ Marc T. Scholvinck
    ----------------------------
     Marc T. Scholvinck, Managing Member